A special meeting of shareholders of the Fund was held on December 20, 2010. At the meeting, shareholders approved a new investment management agreement between the Fund and First Trust and a new investment sub-advisory agreement between the Fund, First Trust and Aberdeen. 8,855,130 (50.99%) of the outstanding voting securities were voted at the meeting. The number of votes cast in favor of the new investment management agreement was 8,127,417, the number of votes against was 274,659, and the number of abstentions was 453,053. The number of votes cast in favor of the new investment sub-advisory agreement was 8,130,233, the number of votes against was 266,589 and the number of abstentions was 458,308. The terms of the new investment management agreement and new investment sub-advisory agreement are substantially similar to the terms of the previous agreements.